UNITED STATES SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

Report of Foreign issuer

Pursuant to Rule 13a-16 or 15d-16 of the
Securities Exchange Act of 1934

For the Month of January 2007

(Commission File.  No 333-70836).

VIRTUAL MEDIA HOLDINGS, INC.

(Translation of registrant’s name in English)

40218 Wellsline Road

Abbotsford, British Columbia, Canada V3G 2K7

(Address of principal executive offices and zip code)

Registrant’s Telephone Number, including area code: (604) 852-1806

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F:
Form 20-F [X]   40-F [  ]

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934:

Yes:     [  ]     No: [X]

Item 1.  Name and address of Company

Virtual Media Holdings Inc.

40218 Wellsline Road Abbotsford BC V3G 2K7

Item 2.  Date Of Material Change

January 26, 2007

Item 3.  New Release Date

January 26, 2007

Item 4.  Summary of material change

Remove all existing officers and directors from the board and put new board into office.

Item 5.  Full description of material Change

Remove Steve George Gaspar as President/CEO/Director and Christopher Jerome Gaspar as Director and replace them with new board of officers and directors.

Virtual Media Holdings Inc. Completes Change to Upper Management and the Board of DirectorsVirtual Media Holdings Inc. (OTCBB: VMHIF) is pleased to announce the company's new officers and directors.

JAMES (JIM) CARROLL, PRESIDENT AND CHIEF EXECUTIVE OFFICER

Mr. Carroll has been a self-employed businessman for the past 15 years with a background in banking. He is familiar with the company's history as he was a director for the company for a short period of time in 2005.

LEN KLASSEN, DIRECTOR

Mr. Klassen has been a successful self-employed businessman since returning to Canada in 1986. He has been involved in Real Estate Development and the Food Brokerage business.

Prior to returning to Canada in 1986, he was a Vice President for a major U.S. bank. He spent 24 years in the banking industry in California and Southeast Asia.

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BRIAN HOLDEN, DIRECTOR

Mr. Holden is the current Sales and Marketing Director for the company and has a strong background in sales. He has been instrumental in formulating the website and bringing sellers to our website. Mr. Holden's addition to the board of directors allows the company to maintain continuity as it goes forward.

New management is currently developing a formal business plan to take Virtual Media Holdings Inc. to the next level and shareholders can expect an update in the near future.

Item 6

Not Applicable

Item 7.

Not Applicable

Item 8  Executive officer

James Carroll President/Chief Executive Officer

Item 9.  Date of Report

February 1, 2007

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SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Virtual Media Holdings, Inc.

	By:	/s/ James Carroll
James Carroll, Chief Executive Officer and President

Date: February 1, 2007

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